Exhibit 99.6

CONSENT

Material Resource Acquisition Corp. has filed a Registration Statement on Form S-1 (together with any amendments or supplements thereto, the “Registration Statement”) registering securities for issuance in its initial public offering. As required by Rule 438 under the Securities Act of 1933, as amended, the undersigned hereby consents to being named in the Registration Statement as a Director Nominee.

June 8, 2026

/s/ David Linsley

____________________________

Name: David Linsley